SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

HEMISPHERE MEDIA GROUP, INC.
(Name of Issuer)

Class A Common Stock, $0.0001 Par Value
(Title of Class of Securities)

42365Q103
(CUSIP Number)

Brian Peduto
Chief Financial Officer
Hawkeye Capital Management, LLC
800 Third Avenue, 9th Floor
New York, NY 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42365Q103	Schedule 13D/A	Page 2 of 6 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Richard A. Rubin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 2,243,219 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 2,243,219 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,243,219 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 22.25%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 42365Q103	Schedule 13D/A	Page 3 of 6 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Hawkeye Capital Master I.R.S. ID No. 98-0466159
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 2,243,219 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 2,243,219 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,243,219 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 22.25%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42365Q103	Schedule 13D/A	Page 4 of 6 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Hawkeye Capital Management, LLC I.R.S. ID No. 13-4092634
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 2,243,219 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 2,243,219 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,243,219 shares of Class A Common Stock 561,250 shares of Class A Common Stock issuable upon exercise of warrants
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 22.25%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42365Q103	Schedule 13D/A	Page 5 of 6 Pages

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D (the “Schedule 13D”) filed on April 16, 2013 by Richard A. Rubin, Hawkeye Capital Management, LLC and Hawkeye Capital Master (each, a "Reporting Person" and collectively, the “Reporting Persons”), relating to the Class A Common Stock, par value $0.0001 (the “Common Stock”), of Hemisphere Media Group, Inc. (the “Issuer”). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 5 of the filed the Schedule 13D is hereby amended as set forth below:

Item 5. Interest in Securities of the Issuer

(a)      The Reporting Persons may be deemed to beneficially own, in the aggregate, 2,243,219 shares of the Common Stock and 561,250 shares of the Common Stock issuable upon exercise of warrants representing approximately 22.25% of the Issuer’s outstanding shares (based upon the 12,041,100 shares stated to be outstanding by the Issuer in the Issuer’s Form 10-Q filed on May 15, 2013).

(b)      For purposes of this Schedule 13D:

Hawkeye Capital Master, a pooled investment vehicle organized as a Cayman Islands series trust, owns 2,243,219 shares of the Common Stock and 561,250 shares of the Common Stock issuable upon exercise of warrants which may be deemed to be beneficially owned by each Reporting Person by virtue of their relationship to Hawkeye Capital Master, and to which Richard A. Rubin has sole voting and dispositive power in his role as Managing Member of Hawkeye Capital Management, LLC, the manager of Hawkeye Capital Master.  Each of Hawkeye and Mr. Rubin disclaims beneficial ownership of such shares for all other purposes.

CUSIP No. 42365Q103	Schedule 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2013

Hawkeye Capital Master

By:	/s/ Richard A. Rubin
Richard A. Rubin
Managing Member of Hawkeye Capital Management, LLC, Manager of Hawkeye Capital Master

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 28, 2013

Richard A. Rubin

By:	/s/ Richard A. Rubin
Richard A. Rubin

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2013

Hawkeye Capital Management, LLC

By:	/s/ Richard A. Rubin
Richard A. Rubin
Managing Member